SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                           Notification of Late Filing

     Commission  File  Number:  000-25496
(Check  one)

| |  Form  10-K  and  Form  10-KSB        | |  Form  11-K
| |  Form  20-F      |X|  Form  10-Q  and  Form  10-QSB      | |  Form N-SAR

     For  the  period  ended  March  31,  2000

| |  Transition  Report  on  Form  10-K  and  Form  10-KSB
| |  Transition  Report  on  Form  20-F
| |  Transition  Report  on  Form  11-K
| |  Transition  Report  on  Form  10-Q  and  Form  10-QSB
| |  Transition  Report  on  Form  N-SAR

     For  the  transition  period  ended  ____________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which notification relates: __________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:     HyperDynamics Corporation

Former name if applicable:   Not applicable

Address of principal
executive office:            2656 South Loop West, Suite 103

City, State and Zip Code:    Houston,  Texas  77054


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                                     PART II
                             RULE 12b-25(b) and (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(a) The reasons described in detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report of Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant's quarterly report on Form 10-QSB could not be filed within the prescribed time period because our independent auditor has not completed the review of our unaudited financial statements. Our independent auditor was recently appointed.


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                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     Kent  Watts                  (713)                 660-9771
     -----------               ---------------------------------
     (Name)                    (Area Code)   (telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

     |X|  YES     | |  No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

     |X|  YES     | |  No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Explanation:     Management  has  not yet evaluated the unaudited financial
     -----------
statements  for  the  quarter  ended  March  31,  2000.

                            HyperDynamics Corporation
                   (Name of Registrant as Specified in Charter

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


May  12,  2000                         By /s/ Kent Watts
                                       ---------------------------------
                                       Kent Watts
                                       Chief Executive Officer


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Exhibit  -  Letter  from  independent  auditor


Date
      ----------------------------

     We were recently appointed as the independent auditors for HyperDynamics Corporation. We have not yet reviewed the unaudited financial statements for the quarter ended March 31, 2000.

/S/ Malone  &  Bailey,  PLLC
-----------------------------------------
Houston,  Texas
Malone  &  Bailey,  PLLC


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